SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A.
Publicly held Company
Enrolled with the National Corporate Taxpayers Register of the Ministry of Finance (CNPJ/MF) under
No. 02.558.074/0001-73 –
State Registration Number (NIRE) 35.3.001.587.9-2

MINUTES OF THE SPECIAL MEETING OF THE BOARD OF DIRECTORS, HELD ON MAY 11, 2010

1.         DATE, TIME, AND PLACE: May 11, 2010, at 10:00 a.m., at Av. Roque Petroni Junior, 1464, 6th floor, B side, City of São Paulo, State of São Paulo.

2.         PRESIDING OFFICERS: Luis Miguel Gilpérez López – Chairman and Breno Rodrigo Pacheco de Oliveira - Secretary.

3.         CONVENING OF THE MEETING: the meeting was convened with the attendance of the undersigned Directors, having a quorum according to the Bylaws. Furthermore, as set forth in article 163, Paragraph 3 of Law No. 6404/76, Ms. Fabiana Faé Vicente Rodrigues – representative of the Company's Fiscal Council was also in attendance, to give the required explanations.

4.         AGENDA AND RESOLUTIONS:

Mr. Luis Miguel Gilpérez López, Chairman of the Board of Directors, explained that, as it was known by everyone, the purpose of the meeting was to resolve on the merger of the Company's wholly-owned subsidiary, Telemig Celular S.A., a closely-held corporation, organized according to the laws of Brazil, with head office in the city of Belo Horizonte, State of Minas Gerais, at Rua Levindo Lopes, 258, enrolled with the National Corporate Taxpayers' Registry of the Ministry of Finance under CNPJ/MF No. 02.320.739/0001-06 (TC) into the Company. He reminded that the intended merger aims to give continuity to the simplification process of the corporate structure, started with the corporate restructuring making up the merger into Telemig Celular Participações S.A. ("TCP") of the totality of TC's shares, its then controlled company; therefore, TC became TCP's wholly-owned subsidiary, followed by the merger of TCP into Vivo Participações S.A. (“Vivo Part.” or "Company"), and TC became Vivo Part.'s wholly-owned subsidiary, and they were approved by the shareholders of the involved Companies at the Shareholders' Meetings held on July 27, 2009 and November 13, 2009 ("Corporate Restructuring").
He further informed that this merger of TC and its resulting dissolution was submitted for previous analysis and approval of the National Agency of Telecommunications - ANATEL.

After the presentation, the Directors became acquainted with the Protocol and Justification for the Merger of Telemig Celular S.A. into Vivo Participações S.A. ("Protocol") to be executed by and between TC and the Company.

Once the explanations were made and the Protocol's draft was presented, the members of the Board of Directors, on a unanimous voting of those in attendance resolved:

4.1.    to approve, subject to approval by the Company's shareholders meeting which resolves on the subject-matter, the draft of the Protocol to be entered into on the date hereof between the Company and TC, which establishes the merger of TC into the Company. The Protocol sets forth the terms and general conditions of the intended transaction, its reasons, the criterion for the valuation of the shares and of the remaining assets to be absorbed by the Company. By virtue of the inexistence of non-controlling shareholders of TC, since the latter is a wholly-owned subsidiary of Vivo Participações S.A., there will be no substitution of TC's shares of non-controlling shareholders, and the intended merger shall not result in the Company's increase of capital, and neither in any change in the interest of the Company's shareholders.  In view of the approval of the terms and conditions of the Protocol hereby resolved, as well as of the explanations given with respect to the intended corporate restructuring and the existence of a favorable opinion issued by the Fiscal Council, the members of the Board of Directors pronounced favorably for the conduction of the analyzed transaction and authorized the execution of the Protocol to be entered into by the Executive Board, as well as the performance of all the required acts for its implementation, including, without limitation, the call of the Company's shareholders for a shareholders meeting which shall resolve on the transaction;

4.2.    to ratify, subject to approval of the Company's shareholders meeting which resolves on the subject-matter, the engagement made by the Executive Board of the specialized company Ernst & Young Auditores Independentes SS., with head office at Av. Presidente Juscelino Kubitschek, 1830, Torre I, 5th and 6th floors, São Paulo/State of São Paulo, Postal Code 04543-900, enrolled with the National Corporate Taxpayers' Register of the Ministry of Finance under CNPJ/MF nº 61.366.936/0001-25, for the valuation of TC's net worth to be merged into the Company;

4.3.    to approve, subject to approval of the Company's shareholders meeting which resolves on the subject-matter, the report on the valuation of TC's net worth, valued with basis on its book value, on March 31, 2010;

There being no further business to be transacted, the meeting was adjourned, and these minutes were drawn up.  After being read, they were approved and signed by the Directors and by the Secretary, and were recorded in the proper book.

Signatures: Luis Miguel Gilpérez López - Chairman of the Board of Directors; Shakhaf Wine - Vice-Chairman of the Board of Directors; Luis Miguel da Fonseca Pacheco de Melo; Rui Manuel de M. D’Espiney Patrício; Félix Pablo Ivorra Cano; Ignácio Aller Mallo; Carlos Manuel Mendes Fidalgo Moreira da Cruz; José Guimarães Monforte and Antonio Gonçalves de Oliveira – Directors, Fabiana Faé Vicente Rodrigues – Member of the Fiscal Council and Breno Rodrigo Pacheco de Oliveira – Secretary.

I hereby certify that this is a true copy of the minutes of the special meeting of the Board of Directors, held on May 11, 2010, drawn up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary - Brazilian Bar Association/Rio Grande do Sul Chapter OAB/RS No. 45,479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2010

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.